

03028210

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUL 29 2003

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003 333-8752 P.E. 7-1-03

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended June 30, 2003. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Financial Notes
- Relations of Investments in Shares
- Property, Plant and Equipment
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Schedule for the Determination of the Net Fiscal Earnings Account
- Schedule for the Determination of the Net Fiscal Earnings Account Reinvested
- Integration of the Paid Capital Stock
- Company Contact Information
- Declaration from the Company Officials Responsible for the Information
- Notes to the Consolidated Financial Statements

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**100,534,169**	100	**52,488,990**	100
2	**ACTIVO CIRCULANTE**	**20,665,680**	**21**	**16,717,995**	**32**
3	EFECTIVO E INVERSIONES TEMPORALES	7,631,785	8	7,644,156	15
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,315,721	4	3,227,847	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,154,690	2	1,108,737	2
6	INVENTARIOS	6,563,484	7	4,737,255	9
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**826,777**	**1**	**514,637**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	164,625	0	46,705	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	662,152	1	467,932	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**39,246,981**	**39**	**29,239,913**	**56**
13	INMUEBLES	4,923,258	5	3,498,904	7
14	MAQUINARIA Y EQUIPO INDUSTRIAL	57,345,686	57	42,182,426	80
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	25,094,785	25	18,302,994	35
17	CONSTRUCCIONES EN PROCESO	2,072,822	2	1,861,577	4
18	**ACTIVO DIFERIDO (NETO)**	**39,020,618**	**39**	**5,379,590**	**10**
19	**OTROS ACTIVOS**	**774,113**	**1**	**636,855**	**1**
20	**PASIVO TOTAL**	**59,477,794**	**100**	**21,217,956**	**100**
21	**PASIVO CIRCULANTE**	**18,151,271**	**31**	**9,026,900**	**43**
22	PROVEEDORES	6,010,906	10	3,843,322	18
23	CREDITOS BANCARIOS	6,895,761	12	2,451,075	12
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	1,467,069	2	999,469	5
26	OTROS PASIVOS CIRCULANTES	3,777,535	6	1,733,034	8
27	**PASIVO A LARGO PLAZO**	**32,871,245**	**55**	**6,690,406**	**32**
28	CREDITOS BANCARIOS	32,871,245	55	6,690,406	32
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,490,151**	**11**	**4,946,793**	**23**
32	**OTROS PASIVOS**	**1,965,127**	**3**	**553,857**	**3**
33	**CAPITAL CONTABLE**	**41,056,375**	**100**	**31,271,034**	**100**
34	**PARTICIPACION MINORITARIA**	**15,890,705**	**39**	**9,407,597**	**30**
35	**CAPITAL CONTABLE MAYORITARIO**	**25,165,670**	**61**	**21,863,437**	**70**
36	**CAPITAL CONTRIBUIDO**	**15,874,475**	**39**	**14,207,075**	**45**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	2,648,655	6	2,648,655	8
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,482,892	4	1,482,892	5
39	PRIMA EN VENTA DE ACCIONES	10,075,528	25	10,075,528	32
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	1,667,400	4	0	0
41	**CAPITAL GANADO (PERDIDO)**	**9,291,195**	**23**	**7,656,362**	**24**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	12,312,460	30	9,662,379	31
43	RESERVA PARA RECOMPRA DE ACCIONES	2,729,813	7	2,729,813	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,873,040)	(17)	(6,270,766)	(20)
45	RESULTADO NETO DEL EJERCICIO	1,121,962	3	1,534,936	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**7,631,785**	**100**	**7,644,156**	
46	EFECTIVO	1,440,465	19	1,090,190	14
47	INVERSIONES TEMPORALES	6,191,320	81	6,553,966	86
18	**CARGOS DIFERIDOS**	**39,020,618**	**100**	**5,379,590**	
48	GASTOS AMORTIZABLES (NETO)	5,878,326	15	4,703,205	87
49	CREDITO MERCANTIL	32,033,737	82	676,385	13
50	IMPUESTOS DIFERIDOS	1,108,555	3	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**18,151,271**	**100**	**9,026,900**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	10,056,390	55	3,310,202	37
53	PASIVOS EN MONEDA NACIONAL	8,094,881	45	5,716,698	63
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**3,777,535**	**100**	**1,733,034**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	5,418	0	9,398	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	3,772,117	100	1,723,636	99
27	**PASIVO A LARGO PLAZO**	**32,871,245**	**100**	**6,690,406**	
59	PASIVO EN MONEDA EXTRANJERA	15,760,884	48	6,106,494	91
60	PASIVO EN MONEDA NACIONAL	17,110,361	52	583,912	9
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,490,151**	**100**	**4,946,793**	
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	4,995,220	77	4,051,715	82
67	OTROS	1,494,931	23	895,078	18
32	**OTROS PASIVOS**	**1,965,127**	**100**	**553,857**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	1,965,127	100	553,857	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,873,040)**	**100**	**(6,270,766)**	
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,873,040)	(100)	(6,270,766)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	2,514,409	7,691,095
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,494,931	895,078
74	NUMERO DE FUNCIONARIOS (*)	1,001	722
75	NUMERO DE EMPLEADOS (*)	32,654	18,414
76	NUMERO DE OBREROS (*)	41,912	22,202
77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**31,722,560**	**100**	**26,074,682**	**100**
2	COSTO DE VENTAS	16,447,844	52	13,045,260	50
3	**RESULTADO**	**15,274,716**	**48**	**13,029,422**	**50**
4	GASTOS DE OPERACION	10,240,143	32	8,554,605	33
5	**RESULTADO DE OPERACION**	**5,034,573**	**16**	**4,474,817**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,493,797	5	(115,556)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,540,776**	**11**	**4,590,373**	**18**
8	OTRAS OPERACIONES FINANCIERAS	541,406	2	240,232	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,999,370**	**9**	**4,350,141**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,261,184	4	1,800,526	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,738,186**	**5**	**2,549,615**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,738,186**	**5**	**2,549,615**	**10**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,738,186**	**5**	**2,549,615**	**10**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,738,186**	**5**	**2,549,615**	**10**
19	PARTICIPACION MINORITARIA	616,224	2	1,014,679	4
20	**RESULTADO NETO MAYORITARIO**	**1,121,962**	**4**	**1,534,936**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**31,722,560**	**100**	**26,074,682**	**100**
21	NACIONALES	27,642,774	87	24,311,366	93
22	EXTRANJERAS	4,079,786	13	1,763,316	7
23	CONVERSION EN DOLARES (***)	390,747	1	168,884	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,493,797**	**100**	**(115,556)**	**100**
24	INTERESES PAGADOS	916,019	61	421,715	365
25	PERDIDA EN CAMBIOS	1,785,115	120	(272,964)	(236)
26	INTERESES GANADOS	326,251	22	205,317	178
27	GANANCIA EN CAMBIOS	855,938	57	(414,076)	(358)
28	RESULTADO POR POSICION MONETARIA	(25,148)	(2)	(473,066)	(409)
8	**OTRAS OPERACIONES FINANCIERAS**	**541,406**	**100**	**240,232**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	541,406	100	240,232	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,261,184**	**100**	**1,800,526**	**100**
32	I.S.R.	1,126,102	89	1,674,709	93
33	I.S.R. DIFERIDO	(16,115)	(1)	19,733	1
34	P.T.U.	151,197	12	106,084	6
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	31,596,497	25,982,689
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	59,550,398	52,318,609
39	RESULTADO DE OPERACION (**)	10,177,868	9,089,558
40	RESULTADO NETO MAYORITARIO (**)	2,456,872	3,538,411
41	RESULTADO NETO (**)	3,854,613	5,457,061

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**1,738,186**	**2,549,615**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	2,703,488	2,136,189
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**4,441,674**	**4,685,804**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,623,299)	(1,157,434)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,818,375**	**3,528,370**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(5,108,285)	(93,686)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,042,062)	(1,150,359)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(6,150,347)**	**(1,244,045)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,785,214)**	**(2,362,112)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(7,117,186)	(77,787)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	14,748,971	7,721,943
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	7,631,785	7,644,156

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**2,703,488**	**2,136,189**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	2,201,072	1,925,760
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	103,734	100,024
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	398,682	110,405
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,623,299)**	**(1,157,434)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	45,802	307,874
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(565,873)	(368,739)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(827,659)	(544,653)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(958,309)	(580,886)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(317,260)	28,970
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(5,108,285)**	**(93,686)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(3,595,091)	462,068
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	20,468,031	64,012
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	(21,870,903)	(422,087)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(110,322)	(197,679)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,042,062)**	**(1,150,359)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,042,062)	(1,150,359)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(2,785,214)**	**(2,362,112)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	(82)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(1,469,624)	(1,278,044)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	228,713	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(1,544,303)	(1,083,986)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 2 AÑO: 2003
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	5.48	%	9.78	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	9.76	%	16.18	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	3.83	%	10.40	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.86	%	20.23	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	1.45	%	18.55	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.59	veces	1.00	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.52	veces	1.79	veces
8	ROTACION DE INVENTARIOS (**)	4.62	veces	5.49	veces
9	DIAS DE VENTAS POR COBRAR	21	días	19	
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	3.57	%	9.71	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	59.16	%	40.42	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.45	veces	0.68	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	43.41	%	44.38	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	83.75	%	22.88	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	5.50	veces	10.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.00	veces	2.47	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.14	veces	1.85	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.78	veces	1.33	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.35	veces	0.79	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	42.05	%	84.68	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.00	%	17.97	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(8.27)	%	(4.44)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	1.99	veces	8.37	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	83.06	%	7.53	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	16.94	%	92.47	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	52.77	%	54.11	

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .41		$ .60	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .52		$ .74	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 4.75		$ 4.13	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .08		$ .13	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	1.76	veces	1.88	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	20.15	veces	13.02	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	16.12	veces	10.41	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

R23: EN EL AÑO ANTERIOR INCLUYE VENTAS DE COCA-COLA FEMSA DE BUENOS AIRES POR $76 950 MILES DE DOLARES. EN EL AÑO ACTUAL INCLUYE VENTAS DE TODAS LAS SUBSIDIARIAS EN EL EXTRANJERO POR $284 700 MILES DE DOLARES

C13: EN EL AÑO ACTUAL INCLUYE 1 200 059 MILES DE PESOS DE DEPRECIACION Y ROTURA DE BOTELLA Y 1 000 992 MILES DE PESOS DE AMORTIZACION DE CARGOS DIFERIDOS. EN EL AÑO ANTERIOR INCLUYE 1 151 922 MILES DE PESOS DE DEPRECIACION Y ROTURA DE BOTELLA, 741 040 MILES DE PESOS DE AMORTIZACION DE CARGOS DIFERIDOS Y 32 798 MILES DE PESOS DE AMORTIZACION DE CREDITO MERCANTIL.

C26: INCLUYE EN EL AÑO REAL EL COSTO POR LA ADQUISICION DE PANAMCO NETO DE LA APORTACION DE COCA-COLA COMPANY A COCA-COLA FEMSA

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA REPORTA RESULTADOS PARA
EL SEGUNDO TRIMESTRE Y PRIMER SEMESTRE DEL 2003

Nota Importante
El 6 de mayo del 2003 Coca-Cola FEMSA concluyó la adquisición de Panamerican Beverages, Inc. ("Panamco"). Para obtener mayores informes sobre la adquisición, favor de consultar los documentos presentados ante la Securities and Exchange Commission y la Bolsa Mexicana de Valores en los sitios de Internet de estas instituciones.

Al consumarse esta adquisición, Coca-Cola FEMSA se convierte en nuestra subsidiaria más grande en términos de ingresos totales y utilidad de operación. Los resultados operativos de Coca-Cola FEMSA y de FEMSA Consolidado para el segundo trimestre del 2003 incluyen la operación de los nuevos territorios de embotellado a partir del 6 de mayo, la cual no está reflejada en los resultados operativos para el segundo trimestre del 2002. Los resultados trimestrales de Coca-Cola FEMSA y FEMSA Consolidado no serán comparables con aquellos de periodos anteriores hasta el tercer trimestre del 2004.

FEMSA Consolidado

Ingresos Totales
En el segundo trimestre del 2003, nuestros ingresos totales consolidados crecieron 36.0%, a 19,189 millones de pesos, como resultado del crecimiento en los ingresos de todas nuestras compañías subtenedoras. La mayoría del ingreso incremental para el segundo trimestre provino de las nuevas franquicias de Coca-Cola FEMSA, lo cual lo hace incomparable con los resultados del segundo trimestre del 2002. FEMSA Comercio registró un sólido crecimiento en sus ventas de 28.7%, debido tanto a su expansión en piso de ventas, así como a la recuperación de sus indicadores de tráfico. FEMSA Cerveza impulsó su volumen doméstico nacional para lograr un crecimiento en ingresos del 2.8% en el trimestre. Por su parte, FEMSA Empaques registró un crecimiento en ventas del 6.6%, reflejando una buena demanda para sus latas de bebida y condiciones cambiarias favorables. En los primeros seis meses del año, los ingresos totales consolidados de FEMSA fueron de 31,723 millones de pesos. En el semestre, el cual sólo incluye dos meses de operación de los nuevos territorios de Coca-Cola FEMSA, aproximadamente el 40% de nuestros ingresos provinieron de esta empresa, 31% de FEMSA Cerveza, 24% de FEMSA Comercio y 5% de FEMSA Empaques.

Utilidad de Operación
En el segundo trimestre del 2003, nuestra utilidad de operación consolidada (después de la participación en los resultados de compañías asociadas) aumentó 17.0% a 3,328 millones de pesos y el margen de operación consolidado fue de 17.3% de los ingresos totales consolidados. La contracción del margen de operación de 290 puntos base se debe principalmente a la incorporación de los nuevos territorios de Coca-Cola FEMSA, los cuales tienen actualmente un menor nivel de rentabilidad que los territorios tradicionales de Coca-Cola FEMSA. FEMSA Cerveza y FEMSA Empaques también registraron contracciones en su margen de operación, reflejando principalmente incrementos en sus respectivos gastos de venta. En los primeros seis meses del año, la utilidad de operación

consolidada fue de 5,035 millones de pesos. En el semestre, que sólo contempla dos meses de operación de los nuevos territorios de Coca-Cola FEMSA, aproximadamente el 54% de nuestra utilidad de operación provino de Coca-Cola FEMSA, 34% de FEMSA Cerveza, 6% de FEMSA Comercio y 6% de FEMSA Empaques.

Costo Integral de Financiamiento e Impuestos
Gasto Financiero Neto. El gasto financiero neto consolidado en el segundo trimestre del 2003 fue de 446 millones de pesos. Este monto es resultado primordialmente del gasto financiero relacionado a la nueva deuda emitida por Coca-Cola FEMSA para financiar la adquisición de nuevos territorios de embotellado, el cual fue sólo parcialmente compensado con el producto financiero proveniente de una mayor caja en pesos. En los primeros seis meses del año, el gasto financiero neto consolidado fue de 590 millones de pesos.

Fluctuación Cambiaria. En el segundo trimestre del 2003 registramos una pérdida por fluctuación cambiaria de 773 millones de pesos. Este monto es resultado de la volatilidad cambiaria observada durante el trimestre en conjunto con las grandes transacciones denominadas en dólares que se efectuaron en relación a la compra de Panamco. Específicamente, los factores que afectaron la pérdida por fluctuación cambiaria en Coca-Cola FEMSA fueron (i) la apreciación del peso mexicano contra el dólar aplicado a nuestra posición de caja diaria desde el 31 de marzo de 2003 a la fecha de la adquisición de Panamco (el tipo de cambio al cierre fue de 10.188 pesos por dólar); y (ii) la devaluación del peso mexicano frente al dólar aplicada al financiamiento de la adquisición denominado en dólares a partir del día del cierre de la transacción hasta el final del segundo trimestre de 2003. En los primeros seis meses del año, la pérdida por fluctuación cambiaria sumó 929 millones de pesos.

Posición Monetaria. En el segundo trimestre del 2003 la ganancia por posición monetaria ascendió a 37 millones de pesos, reflejando principalmente la ligera inflación en México durante el periodo. En los primeros seis meses del año, la ganancia por posición monetaria fue de 25 millones de pesos.

Otros Gastos. El cargo por otros gastos fue de 430 millones de pesos para el segundo trimestre y de 542 millones de pesos para los primeros seis meses del 2003. El cargo efectuado en el segundo trimestre se refiere principalmente a bajas en equipo de FEMSA Cerveza, como parte del proceso de implementación de tecnología más moderna en toda la organización, así como pagos por liquidación en algunas de nuestras subsidiarias.

Impuestos. En el segundo trimestre del 2003 registramos impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades ("impuestos") por 636 millones de pesos. La tasa efectiva de impuestos del trimestre fue de 37.1%.

Utilidad Neta
En el segundo trimestre del 2003 nuestra utilidad neta consolidada fue de 1,080 millones de pesos. En los primeros seis meses del 2003, nuestra utilidad neta consolidada alcanzó 1,738 millones de pesos.

Utilidad Neta Mayoritaria Consolidada
La utilidad neta mayoritaria consolidada fue de 721 millones de pesos para el segundo trimestre del 2003 y de 1,122 millones de pesos para los primeros seis

meses del 2003. La utilidad neta mayoritaria por Unidad de FEMSA fue de 0.681 pesos para el segundo trimestre del 2003 y de 1.059 millones de pesos para los primeros seis meses del 2003.

Coca-Cola FEMSA por el segundo trimestre

RESULTADOS DE LAS OPERACIONES POR TERRITORIO

RESULTADOS DE LA OPERACIÓN EN MEXICO

Ingresos

Los ingresos en los territorios mexicanos alcanzaron Ps.6,298.3 millones para el segundo trimestre del 2003 resultando en un precio promedio por caja unidad de Ps.27.16 (U.S.$2.70). Excluyendo el volumen de ventas de Ciel agua natural en sus presentaciones de cinco, diecinueve y veinte litros, el precio promedio por caja unidad fue de Ps.30.3 (U.S.$2.90).

Utilidad de Operación

La utilidad bruta fue de Ps.3,362.0, alcanzando un 53.4% de margen como porcentaje a ingresos totales para el segundo trimestre del 2003. Durante el trimestre, la Compañía cerró una planta y experimentó precios de azúcar más altos. Los costos de empaque fueron más altos que el año pasado impactados principalmente por la devaluación del peso mexicano contra el U.S. dólar de un año a otro.

Durante el trimestre la Compañía cerró quince centros de distribución en nuestros nuevos territorios, e implementó reducción de personal, debido al cierre de las oficinas corporativas de Panamco en Miami y en la Ciudad de México. La utilidad de la operación fue de Ps.1,611.0 millones, alcanzando un 25.6% de margen como porcentaje a ingresos totales.

RESULTADOS DE LA OPERACIÓN EN CENTROAMERICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales alcanzados fueron de Ps.489.4 millones durante mayo y junio del 2003. El precio promedio por caja unidad fue de Ps.28.63 (U.S.$2.74) durante este periodo.

Utilidad de Operación

La utilidad bruta fue de Ps.235.3 millones durante los meses de mayo y junio del 2003, alcanzando un 48.1% de margen como porcentaje a ingresos totales durante el mismo periodo. Los ahorros obtenidos en el área de abastecimientos compensaron el incremento en los costos de empaque denominados en dólares durante estos dos meses. La utilidad de operación fue de Ps.39.3 millones durante mayo y junio, alcanzando una utilidad de operación de 8.0% como porcentaje total de los ingresos.

RESULTADOS DE LA OPERACIÓN EN COLOMBIA

Ingresos

Durante mayo y junio de 2003, los ingresos totales alcanzados fueron de Ps.515.0 millones, generando un precio promedio por caja unidad de Ps.18.80 (U.S.$1.80).

Utilidad de Operación

La utilidad bruta durante mayo y junio del 2003 fue de Ps.234.8, logrando un margen de 45.6% como porcentaje de ingresos total durante el mismo periodo. Durante este periodo la Compañía experimentó incrementos en los precios de empaque y el impacto de la devaluación del U.S. dólar contra el peso colombiano aplicada a los gastos denominados en U.S. dólar. La utilidad de operación fue de Ps.52.2 millones, alcanzando un margen de 10.1% del total de las ingresos durante mayo y junio del 2003.

RESULTADOS DE LA OPERACIÓN EN VENEZUELA

Ingresos

El total de ingresos fue de Ps.488.8 millones durante mayo y junio y el precio promedio por caja unidad en Venezuela fue de Ps.19.88 (US$1.90). Una devaluación significativa del bolívar venezolano contra el U.S. dólar y cambios en la mezcla de empaques fueron parcialmente compensados por los fuertes incrementos en precio.

Utilidad de Operación

La utilidad bruta durante mayo y junio del 2003 fue de Ps.211.0, logrando un margen de 43.2% como porcentaje de ingresos total durante el mismo periodo. La mejor utilización de activos y mayores eficiencias operativas ayudaran a incrementar la rentabilidad de este territorio en los siguientes trimestres. La utilidad operativa fue de Ps.28.0 millones, alcanzando un margen de utilidad operativa de 5.7%, después de haber reportado pérdidas durante los últimos meses.

RESULTADOS DE LA OPERACIÓN EN BRASIL

Ingresos

Los ingresos totales fueron de Ps.570.1 millones durante mayo y junio del 2003, y el precio promedio por caja unidad fue de Ps.14.50 (U.S.$1.39). A partir de mayo la tendencia de decremento del volumen fue revertida, así como la tendencia en la caída de los ingresos netos debido a una arquitectura de precios más balanceada y a una mejor ejecución en el mercado.

Utilidad de Operación

La utilidad bruta durante mayo y junio del 2003 fue de Ps.183.0 millones, alcanzando un 32.1% de margen como porcentaje a ingresos totales. Durante este periodo la Compañía experimentó mayores costos de edulcorantes y de empaque.

Las operaciones brasileñas reportaron una ligera pérdida en mayo y junio del 2003, siendo ésta de Ps.(7.0) millones. Sin embargo, como resultado de la implementación de nuevas estrategias de comercialización y de desarrollo de puntos de venta, hemos retomado nuestro camino hacia la rentabilidad en nuestros territorios brasileños durante el mes de junio del 2003, logrando una utilidad de operación positiva por primera vez desde hace diez meses.

RESULTADOS DE LA OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina es totalmente comparable con periodos anteriores.

Ingresos

Los ingresos totales alcanzaron Ps.417.3 millones un 20.9% de incremento comparado con el segundo trimestre de 2002 y el precio promedio por caja unidad creció 4.1%, comparado con el segundo trimestre del 2002, a Ps.14.85 (U.S.$1.42).

Utilidad de Operación

La utilidad bruta como porcentaje total de los ingresos totales incrementó de 30.9% en el segundo trimestre del 2002 a 34.6% in 2003, esta mejora se logro principalmente por (i) volúmenes de ventas más altos, (ii) mejoras en la eficiencia operativa, y (iii) la apreciación del peso argentino frente al U.S. dólar aplicado al costo de la materia prima y gastos denominados en U.S. dólares.

En Argentina, los gastos de operación como porcentaje a ingresos totales decrecieron 340 puntos base, de 34.4% en el segundo trimestre de 2002 a 31.0% en el segundo trimestre del 2003, como resultado de la apreciación del peso argentino frente al U.S. dólar aplicado a nuestros gastos denominados en U.S. dólares. La utilidad de operación durante el segundo trimestre del 2003 en nuestros territorios argentinos fue de Ps.$15.0 millones, el margen de operación creció de un (4.8)% negativo durante el segundo trimestre del 2002 a un 3.6% durante el segundo trimestre del 2003.

DESEMPEÑO DEL VOLUMEN COMPARABLE DEL SEGUNDO TRIMESTRE DE 2003

Estamos proporcionando información de volumen de ventas para tres meses del segundo trimestre de 2003 en todos nuestros territorios. Los datos de crecimiento de volumen son comparables con periodos previos.

Territorio	2Q2002(MCU)	2Q2003(MCU)	% Cambio
México	266.4	273.1	2.5%
Centroamérica	24.8	26.3	6.0%
Colombia	42.3	40.7	-3.8%
Venezuela	39.5	37.7	-4.6%
Brasil	71.5	56.8	-20.6%
Argentina	23.3	27.1	16.2%
Total	467.8	461.7	-1.3%

MÉXICO

La información del volumen de ventas para el 2002 y el 2003 es la combinación del volumen de ventas de nuestros nuevos territorios en México (Golfo de México y El Bajío) y nuestros territorios originales (Valle de México y Sureste de México).

El volumen de ventas de segundo trimestre alcanzó 273.1 MCU, un 2.5% de incremento sobre el mismo periodo de 2002. Excluyendo el volumen generado por la actividad promocional de los productos en polvo del año pasado, el volumen de ventas creció 4.0%, este crecimiento se debió principalmente al 8.3% de crecimiento de volumen en el Valle de México.

El crecimiento de ventas del 4.0% durante el segundo trimestre del 2003 en los territorios mexicanos, excluyendo el volumen generado por la actividad promocional de los productos en polvo del año pasado, fue principalmente el resultado de (i) el sólido comportamiento de nuestras marcas de sabores incluyendo Fanta Multi-Sabor y Lift Manzana-Verde (ii) el volumen de ventas alcanzado por Ciel natural y Ciel mineralizada, representando más del 30% del incremento del volumen durante el trimestre y, (iii) el crecimiento del volumen de ventas de la marca Coca-Cola.

CENTROAMERICA (Guatemala, Nicaragua, Costa Rica y Panamá)

En el segundo trimestre del 2003, el total del volumen de ventas en nuestros territorios centroamericanos, creció 6.0% a 26.3 MCU, comparado con el mismo periodo del 2002, como resultado del crecimiento en el volumen de ventas de Nicaragua, Costa Rica y Panamá que más que compensaron la caída del volumen de ventas de Guatemala.

COLOMBIA

Durante el segundo trimestre del 2003, el total del volumen de ventas en nuestro territorio colombiano decreció 3.8% comparado con el mismo periodo del 2002, debido a la situación económica del país que ha deprimido el ingreso per cápita y forzado a los consumidores a ajustar sus hábitos de consumo.

VENEZUELA

En Venezuela, los volúmenes cayeron 4.6% durante el segundo trimestre del 2003, como consecuencia del fuerte crecimiento del precio implementados durante el primer trimestre del 2003 y un entorno económico débil.

BRASIL

Durante el segundo trimestre del 2003, el volumen de ventas en nuestros territorios brasileños cayó un 20.6% comparado con el mismo periodo del 2002, reflejando el impacto de los fuertes incrementos de precio implementados durante el primer trimestre del 2003 y la implementación de un programa de ejecución cuyo principal objetivo es recuperar el control de las ventas y la capacidad de distribución de nuestro negocio. Esperamos que estas iniciativas nos permitan tomar el control de la arquitectura de precios de nuestros productos y presentaciones y así poder incrementar la rentabilidad en nuestros territorios brasileños.

ARGENTINA

En el segundo trimestre del 2003, el total del volumen de ventas en nuestros territorios de Buenos Aires incrementó 16.2% comparado con el mismo periodo del 2002, continuamos capitalizando los resultados de nuestra estrategia de empaque retornables para nuestras marcas base implementada durante el 2002. Nuestras marcas base, en términos de volumen de ventas, crecieron casi un 30% y Coca-Cola light en combinación con la introducción de Fanta light llevaron a la categoría premium a generar cerca del 5.3% del volumen incremental durante el trimestre. Durante este periodo nuestras marcas de protección de valor decrecieron, representando el 11.7% de nuestras ventas totales comparado con el 19.9% que representaron durante el segundo trimestre del 2002.

Caca-Cola FEMSA por los seis meses

De los seis meses terminados el 30 de junio del 2002, el volumen de ventas consolidado alcanzó 888.6 MCU. La caída del volumen de ventas en Brasil, Colombia y Venezuela fue parcialmente compensada por el incremento del volumen de ventas en nuestros territorios en México, Centroamérica y Buenos Aires. Durante el primer semestre de 2003.

Durante los primeros seis meses del 2003, el total de ingresos alcanzó Ps.12,938.5 millones, dando como resultado un precio promedio por caja unidad de Ps.24.87 (U.S.$2.38). La utilidad de operación como porcentaje a los ingresos totales fue de 50.5% en el primer semestre del 2003. La utilidad operativa consolidada fue de Ps.2,736.8 millones, 21.2% como porcentaje a los ingresos totales durante el primer semestre del 2003.

La utilidad neta consolidada fue de Ps.831.2 durante el primer semestre del 2003. La utilidad por acción fue de Ps.0.533 (US$ 0.511 por ADR), calculada en función al promedio ponderado de 1,559.0 millones de acciones en circulación.

Para mayor información en relación a Coca-Cola FEMSA favor de remitirse a la información reportada directamente por esta emisora.

FEMSA Cerveza

En el segundo trimestre del 2003 los ingresos totales de FEMSA Cerveza ascendieron a 5,836 millones de pesos, equivalente a un crecimiento de 2.8% comparado al mismo periodo del año anterior, como resultado de un buen crecimiento de 5.1% en el volumen de ventas total y la disminución de 1.8% en el precio promedio total por hectolitro en términos reales. En el trimestre, FEMSA Cerveza avanzó en la implementación de sus iniciativas estratégicas, desarrollando exitosamente una prueba piloto de la plataforma de sistemas integrados que apoya a la organización de ventas en algunos de sus mercados. El volumen nacional creció 6.2% a 6.120 millones de hectolitros, a raíz de una recuperación en la demanda, particularmente durante los meses de abril y mayo. Consideramos que el alza en la demanda observada durante el trimestre fue impulsada por una combinación de los siguientes factores: (i) ausencia de un aumento de precios nominal durante los primeros seis meses del 2003, (ii) las vacaciones de Semana Santa se efectuaron durante el mes de abril, y (iii) condiciones climáticas particularmente cálidas durante abril y mayo. El precio promedio nacional por hectolitro en términos reales disminuyó 2.8% en el trimestre. El volumen de ventas de exportación disminuyó 4.5%, debido a que las exportaciones a Estados Unidos disminuyeron por menor demanda en el segmento de cervezas importadas. Sin embargo, los ingresos de exportación siguen siendo beneficiados por la devaluación de la divisa respecto al año pasado, al registrarse un crecimiento de 8.2% en el precio promedio por hectolitro en términos reales.

En el segundo trimestre del 2003, la utilidad bruta de FEMSA Cerveza aumentó 3.6% comparada al segundo trimestre del 2002. El costo de ventas mostró un incremento moderado en los costos variables denominados en dólares, el cual fue parcialmente compensado por la reducción en los costos fijos y de flete por hectolitro, y resultó en una reducción de 60 puntos base en el costo de ventas como porcentaje de las ventas netas. El margen bruto se expandió 20 puntos base a 58.3% de las ventas netas. Los gastos de administración aumentaron 0.6% a 565 millones de pesos y los gastos de venta aumentaron 11.1% a 1,608 millones de pesos durante el periodo. El incremento de los gastos de venta por encima de la tasa de crecimiento de las ventas se atribuye principalmente a una mayor provisión para cuentas incobrables, mayores gastos en investigación de mercados y otros gastos relacionados a los distribuidores terceros que han sido adquiridos a lo largo del año. Como resultado, la utilidad de operación de FEMSA Cerveza, antes de la deducción de servicios corporativos, disminuyó 5.8% a 1,215 millones de pesos en comparación al segundo trimestre del 2002, lo cual resultó en un margen de operación, antes de la deducción del pago de servicios corporativos de 20.8%, 190 puntos base por debajo del registrado en el segundo trimestre del año pasado.

En la primera mitad del 2003, FEMSA Cerveza registró un crecimiento en ingresos de 0.4% a 10,375 millones de pesos, mientras que la utilidad de operación registró una disminución de 4.8% a 1,734 millones de pesos, dando como resultado en un margen de operación semestral de 16.7%.

FEMSA Comercio

Durante el segundo trimestre del 2003 FEMSA Comercio agregó 122 nuevas tiendas a la cadena comercial Oxxo (neto de tiendas cerradas), comparado a 55 tiendas en el mismo periodo del 2002. Los ingresos totales de FEMSA Comercio crecieron 28.7% a 4,186 millones de pesos, principalmente como resultado del crecimiento del número de tiendas, el cual incluye 521 tiendas Oxxo más en este trimestre comparado con el mismo periodo del 2002. La venta promedio por tienda en el universo de tiendas totales aumentó 1.0% en el trimestre, reflejando, en cierta medida, el éxito de Oxxo en sus estrategias de mercadotecnia y el tráfico incremental generado por la buena localización de las nuevas tiendas. Las ventas en tiendas maduras comparativas aumentaron 2.8% en el trimestre, producto principalmente de los siguientes factores: (i) un efecto calendario favorable ya que las vacaciones de Semana Santa cayeron en Abril a diferencia de en Marzo en el 2002, (ii) exitosas promociones implementadas durante el mes de Mayo, (iii) una recuperación gradual de las tiendas localizadas en ciudades fronterizas del norte, y (iv) el clima particularmente cálido durante los meses de Abril y Mayo. La estrategia organizacional de los administradores por categorías ha estrechado las relaciones con nuestros proveedores, lo cual se ve reflejado en el incremento del margen bruto de FEMSA Comercio. Los gastos de operación como porcentaje de los ingresos totales aumentaron 30 puntos base, principalmente en función de un incremento en el gasto por electricidad de las tiendas, así como por mejoras y mantenimiento realizado en algunas de las más antiguas. La utilidad de operación antes de servicios corporativos aumentó 38.5%, lo cual se traduce en una expansión del margen bruto de 30 puntos base a 5.1% de los ingresos totales del trimestre.

Los resultados acumulados para la primera mitad del 2003 muestran a FEMSA Comercio con un crecimiento en ventas de 25.0% a 7,590 millones de pesos, lo cual produjo un crecimiento en la utilidad de operación de 24.6% a 322 millones de pesos, resultando en un margen de operación estable de 4.2%.

FEMSA Empaques

En el segundo trimestre del 2003 FEMSA Empaques registró un incremento en ingresos totales de 6.6% a 1,870 millones de pesos, derivado de un sobresaliente desempeño en su negocio de lata de bebidas, Famosa, la cual logró un crecimiento de 10.1% en el volumen de ventas, producto de mayores ventas de lata a FEMSA Cerveza, Coca-Cola FEMSA y clientes de exportación. Adicionalmente, los ingresos denominados en dólares (tales como las ventas de lata de bebidas) se vieron beneficiados por la devaluación anual del peso frente al dólar. El negocio de botellas de vidrio registró un incremento en el volumen vendido de 0.8% debido a un incremento en las compras por parte de FEMSA Cerveza, lo que compensó la tendencia de reducir las ventas a clientes terceros. No obstante el crecimiento en ventas, el margen bruto se contrajo 140 puntos base a 24.1% de las ventas netas, debido principalmente a un cargo relacionado a la depreciación de dos de nuestros tres hornos de vidrio cuyas vidas útiles fueron ajustadas para reflejar más adecuadamente las condiciones actuales y la implementación de nueva tecnología. Los gastos de operación aumentaron 8.3%, principalmente reflejando mayores gastos de flete para el negocio de exportación de lata de bebidas. La utilidad de operación antes de servicios corporativos disminuyó 2.8%, lo que representa una contracción del margen operativo de 150 puntos base a 15.5% de los ingresos totales.

En la primera mitad del 2003, FEMSA Empaques registró un crecimiento en ingresos totales de 6.8% a 3,410 millones de pesos y un crecimiento en la utilidad de operación de 8.5% a 499 millones de pesos, lo cual representa un margen de operación al primer semestre de 14.6%.

Inversiones en Capital

Como se describe en nuestro reporte anual de la Circular Única recientemente presentado ante la Bolsa Mexicana de Valores, esperamos que nuestras inversiones en capital consolidadas para el año 2003 asciendan aproximadamente a 11,100 millones de pesos. Esto representa un incremento significativo contra años anteriores y resulta de proyectos simultáneos, y en su mayoría no recurrentes, llevados a cabo por nuestras subsidiarias. En Coca-Cola FEMSA se están realizando inversiones relacionadas a los nuevos territorios y el mejoramiento de nuestra base de activos; en FEMSA Cerveza, una porción significativa del incremento en la inversión está siendo asignada al proyecto de alinear óptimamente su red de distribución primaria, lo cual implica la compra y/o el franquiciamiento de distribuidores terceros; en FEMSA Comercio, la expansión acelerada del piso de venta junto con la adquisición de ciertos locales selectos ha requerido una mayor inversión, y finalmente, FEMSA Empaques ha realizado una reconstrucción programada de uno de sus hornos de vidrio, la cual se lleva a cabo aproximadamente cada cinco años.

Hay que resaltar el hecho de que todos los proyectos de inversión son aprobados después de un análisis muy completo, que no sólo contempla aspectos estratégicos sino también una perspectiva de EVA. En cada caso, estas inversiones son consistentes con los planes estratégicos de largo plazo de nuestra compañía y representan, en nuestra opinión, las mejores alternativas para el uso de nuestro capital para seguir generando retorno para nuestros accionistas.

Se presentó cierta información financiera no auditada de Fomento Económico Mexicano, S.A. de C.V. y subsidiarias ("FEMSA") para el segundo trimestre y año completo terminados el 30 de junio del 2003, comparada con el segundo trimestre y año completo terminados el 30 de junio del 2002. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y realizadas por sus respectivas subsidiarias operativas: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), la cual se dedica a la producción, distribución, y venta de cerveza; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), la cual se dedica a la producción, distribución y venta de refrescos; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), la cual se dedica a la producción y distribución de materiales de empaque; y FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), la cual opera tiendas de conveniencia.

Las unidades de FEMSA consisten en Unidades FEMSA UBD y Unidades FEMSA UB. Cada unidad FEMSA UBD está compuesta por una acción Serie B, dos acciones Serie D-B y dos acciones Serie D-L. Cada unidad FEMSA UB está compuesta por cinco acciones Serie B. El número de Unidades FEMSA en circulación al 30 de junio del 2003 fue 1,059,462,090, equivalente al número total de acciones en circulación al 30 de junio de 2002, dividido entre 5.

Todas las cifras en este reporte están expresadas en pesos mexicanos constantes ("Pesos" o "Ps") con poder adquisitivo al 30 de junio del 2003 y fueron preparadas de acuerdo con Principios de Contabilidad Generalmente Aceptados en México ("PCGA México"); por lo tanto, todos los cambios porcentuales están expresados en términos reales. La reexpresión se determinó como sigue:

- Para los resultados de las operaciones en México, utilizando los factores derivados del Indice Nacional de Precios al Consumidor ("INPC"). Para reexpresar los pesos de junio del 2002 a pesos de junio del 2003, se aplicó un factor de inflación de 1.0427, y para reexpresar los pesos de marzo del 2003 a pesos de junio del 2003, se aplicó un factor de inflación de 0.9993.
- Para los resultados de las operaciones en Buenos Aires, utilizando los factores derivados del Indice Nacional Argentino de Precios al Consumidor. Para reexpresar los pesos argentinos de junio del 2002 a pesos argentinos de junio del 2003, se aplicó un factor de inflación de 1.0976, y para reexpresar los pesos argentinos de cierre de marzo del 2003 a pesos argentinos de junio del 2003, se aplicó un factor de inflación de 0.9970. Posteriormente para convertir los pesos argentinos a pesos, se aplicó el tipo de cambio al 30 de

junio del 2003, de 3.73 pesos por peso argentino.

Este reporte puede contener ciertas declaraciones sobre expectativas con respecto al futuro desempeño de FEMSA y deben ser consideradas como estimaciones de buena fe hechas por la Compañía. Estas declaraciones sobre expectativas, reflejan opiniones de la Administración basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e inciertos, los cuales podrían tener un impacto material sobre el desempeño real de la Compañía.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en estre reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores derivados del Indice Nacional de Precios al Consumidor ("INPC").

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores derivados del INPC.

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del ejercicio, utilizando factores derivados del INPC para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del ejercicio, para las subsidiarias en el extranjero, excepto por lo mencionado en la Nota 3.

La Compañía actualiza su estado de resultados aplicando factores derivados del INPC del mes en el cual ocurrió la transacción, a la fecha de presentación de los estados financieros.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados del INPC, y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. El costo de ventas del ejercicio se determina principalmente, con base en el valor de reposición de los inventarios al momento de su venta.

d) Anticipos a Proveedores:
Se actualizan en base a factores derivados del INPC, considerando su antigüedad promedio y se incluyen en la cuenta de inventarios.

e) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, en base al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que se incurren.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos y/o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos y/o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

f) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura ascendió a Ps. 39, Ps. 32 y Ps. 59, respectivamente.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Al 31 de diciembre del 2001, 2000 y 1999, el gasto por rotura reconocido en los resultados ascendió a Ps. 195, Ps. 272 y Ps. 234, respectivamente. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas en circulación. La diferencia entre el costo y los depósitos recibidos se amortiza en un plazo de 50 meses.

g) Inversión en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías asociadas en las que no se tiene influencia significativa, se valúan al costo de adquisición actualizado, mediante la aplicación de factores derivados del INPC.

h) Propiedades, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando factores derivados del INPC, excepto por las botellas y cajas de Coca-Cola FEMSA (ver Nota 4 f). Las propiedades, planta y equipo de procedencia extranjera se actualizan aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación de las propiedades se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos. Las nuevas adquisiciones se empiezan a depreciar en el año siguiente al que son dadas de alta en operación.

Las tasas promedio anuales de depreciación de los activos son las siguientes:
(EN PORCENTAJE)
Edificios y construcciones 3.2
Maquinaria y equipo 5.2
Equipo de distribución 7.5
Otros activos 18.2

i) Otros Activos:
Crédito Mercantil:
Es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos adquiridos, siendo este último similar al valor de mercado de dichos

activos. Esta diferencia se amortiza en un plazo no mayor a 20 años. El crédito mercantil se registra en la moneda en que se efectuó la inversión y se actualiza aplicando la inflación del país de origen y el tipo de cambio de cierre del ejercicio.

Cargos Diferidos:
Representan erogaciones cuyos beneficios serán recibidos en un plazo mayor a un año, representados principalmente por:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en base al plazo en que se espera recibir los beneficios, el cual a partir del 2001 se determina a través del volumen desplazado por los clientes. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Mejoras en propiedades arrendadas, las cuales son actualizadas con base a factores derivados del INPC, considerando su antigüedad promedio y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

Inversiones en refrigeradores por parte de Coca-Cola FEMSA, los cuales se amortizan en línea recta de acuerdo a su vida útil, que en promedio es de tres años.

j) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta. Los gastos netos efectuados por dichos conceptos ascendieron a Ps. 817, Ps. 759 y Ps. 731, al 31 de diciembre del 2001, 2000 y 1999, respectivamente. Adicionalmente, a partir de 1999 The Coca-Cola Company participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company se registra en la cuenta cargos diferidos.

k) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante factores derivados del INPC y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales, se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Las principales subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos. Al 31 de diciembre del 2001, 2000 y 1999 el monto registrado en otros gastos ascendió a Ps. 164, Ps. 211 y Ps. 147, respectivamente.

l) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos.

m) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
La Compañía determina y registra el Impuesto Sobre la Renta ("ISR"), el Impuesto al Activo ("IMPAC") y la Participación a los Trabajadores en las Utilidades ("PTU") con base a la legislación fiscal en vigor y al Boletín D-4 revisado "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades", el cual requiere el reconocimiento de activos y pasivos por impuestos diferidos, por todas aquellas diferencias temporales que surjan entre los saldos contables y fiscales de los activos y pasivos.

El saldo de impuestos diferidos por concepto de ISR e IMPAC, se determina utilizando el método de activos y pasivos, el cual considera todas las diferencias temporales entre los saldos contables y fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU y que se espera se reviertan en un periodo determinado.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen. El efecto neto acumulado inicial por la adopción de este boletín en el año 2000, fue reconocido en el capital contable dentro de las cuentas de utilidades retenidas e interés minoritario (ver Nota 20 d).

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas, con base a su participación accionaria. A partir de 1999, se eliminaron los pagos provisionales consolidados a través de la controladora y la consolidación de las utilidades o pérdidas fiscales se limita al 60% de la participación accionaria, siendo anteriormente al 100%.

n) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda nacional al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria de las subsidiarias mexicanas se determina aplicando el INPC mensual a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero (ver Nota 3).

El resultado por posición monetaria de las subsidiarias en el extranjero se calcula aplicando la inflación mensual del país de origen a la posición monetaria neta al inicio de cada mes, expresada en la moneda del país de origen, posteriormente los resultados mensuales se convierten a pesos mexicanos utilizando el tipo de cambio al cierre del ejercicio, excepto por lo mencionado en la Nota 3.

o) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación y si se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

Hasta diciembre del 2000, la Compañía registraba el efecto en resultados a la fecha de vencimiento de los instrumentos financieros, excepto en el caso de las opciones, en las cuales la prima pagada se registraba en resultados en línea recta durante la vida del contrato.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio como cambio en políticas contables, neto de su efecto fiscal, cuyo monto ascendió a Ps. 27.

p) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores derivados del INPC de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

q) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	24,769,333
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	9,103,802
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	288,689
4 ELIMINACIÓN ACCIONES		1	0.00	(13,709,892)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**34,161,824**
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	106,075
2 IEQSA		98,232	33.68	59,692	116,253
3 CICAN		9,620	48.10	36,154	50,618
4 OTRAS ASOCIADAS (4)		1	0.00	0	389,206
(No. DE ASOC.:)		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**135,230**	**662,152**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**34,823,976**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	7,072,939	1,851,505	5,221,434	9,488,957	4,205,461	10,504,930
MAQUINARIA	15,563,852	4,293,151	11,270,701	12,651,170	8,425,901	15,495,970
EQUIPO DE TRANSPORTE	5,436,691	2,930,366	2,506,325	1,180,806	528,084	3,159,047
EQUIPO DE OFICINA	1,373,928	391,342	982,586	347,012	228,881	1,100,717
EQUIPO DE COMPUTO	853,370	540,202	313,168	176,184	106,198	383,154
OTROS	2,303,489	911,388	1,392,101	897,287	682,305	1,607,083
TOTAL DEPRECIABLES	**32,604,269**	**10,917,954**	**21,686,315**	**24,741,416**	**14,176,830**	**32,250,901**
ACTIVOS NO DEPRECIABLES						
TERRENOS	2,472,416	0	2,472,416	2,450,842	0	4,923,258
CONSTRUCCIONES EN PROCESO	2,014,250	0	2,014,250	58,572	0	2,072,822
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**4,486,666**	**0**	**4,486,666**	**2,509,414**	**0**	**6,996,080**
TOTAL	**37,090,935**	**10,917,954**	**26,172,981**	**27,250,830**	**14,176,830**	**39,246,981**

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
WARGURG	28/10/2004	8.92	0	0	0	0	0	0	0	0	0	0	1,586,150	0	0	0
VARIOS	18/08/2004	9.40	0	0	0	0	0	0	0	0	0	0	1,044,100	0	0	0
JP MORGAN	11/03/2008	8.95	0	0	0	0	0	0	0	0	0	0	0	0	2,089,200	0
JP MORGAN	30/06/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,027,890
ORGANISMOS FINANCIEROS																
SANTANDER	31/07/2003	2.00	119,940	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/10/2006	5.65	180,000	400,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	2.00	19,904	29,856	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2006	2.00	13,333	26,667	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/12/2007	10.29	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BAYERISCHE	26/06/2008	1.19	0	0	0	0	0	0	0	0	0	1,231	615	1,231	615	0
BAYERISCHE	16/10/2003	2.58	0	0	0	0	0	0	0	0	2,610	0	0	0	0	0
COMERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	0	261,025	0	0	0
BAYERISCHE	18/08/2004	2.26	0	0	0	0	0	0	0	0	0	4,124	745	0	0	0
BAYERISCHE	28/01/2004	1.56	0	0	0	0	0	0	0	0	0	1,902	0	0	0	0
BAYERISCHE	25/03/2004	1.48	0	0	0	0	0	0	0	0	0	1,515	0	0	0	0
BAYERISCHE	28/08/2007	2.27	0	0	0	0	0	0	0	0	0	0	0	24,362	24,362	24,382
BAYERISCHE	17/01/2005	1.59	0	0	0	0	0	0	0	0	0	1,274	637	637	0	0
BAYERISCHE	17/01/2005	1.59	0	0	0	0	0	0	0	0	0	1,551	775	775	0	0
BAYERISCHE	15/05/2006	1.45	0	0	0	0	0	0	0	0	0	1,228	614	1,228	614	0
BAYERISCHE	22/09/2003	1.78	0	0	0	0	0	0	0	0	2,737	0	0	0	0	0
BAYERISCHE	29/04/2005	1.87	0	0	0	0	0	0	0	0	0	1,298	649	649	0	0
BAYERISCHE	08/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,297	1,149	2,297	1,149	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	14,939	7,470	14,939	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,730	865	1,730	0	0
BAYERISCHE	28/02/2006	1.84	0	0	0	0	0	0	0	0	0	858	429	858	429	0
BAYERISCHE	29/09/2006	1.78	0	0	0	0	0	0	0	0	0	1,699	849	1,699	1,699	0
BAYERISCHE	30/04/2007	1.77	0	0	0	0	0	0	0	0	0	1,354	677	1,354	1,354	677

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas
BANCARIOS																
BAYERISCHE	31/10/2006	1.77	0	0	0	0	0	0	0	0	0	4,703	2,352	4,703	4,703	0
BAYERISCHE	31/07/2007	1.74	0	0	0	0	0	0	0	0	0	3,889	1,944	3,889	3,889	3,889
BAYERISCHE	30/10/2007	1.87	0	0	0	0	0	0	0	0	0	1,792	886	1,792	1,792	886
BAYERISCHE	25/04/2008	1.68	0	0	0	0	0	0	0	0	0	1,796	899	1,798	1,798	2,696
BAYERISCHE	20/12/2013	1.42	0	0	0	0	0	0	0	0	0	18,156	9,078	18,156	18,156	118,014
BAYERISCHE	30/09/2005	1.78	0	0	0	0	0	0	0	0	0	599	300	599	0	0
BAYERISCHE	30/06/2006	1.84	0	0	0	0	0	0	0	0	0	833	417	833	417	0
BAYERISCHE	02/05/2006	1.77	0	0	0	0	0	0	0	0	0	1,125	563	1,125	563	0
BAYERISCHE	30/11/2008	1.83	0	0	0	0	0	0	0	0	0	6,544	3,272	6,544	6,544	13,087
BAYERISCHE	31/07/2006	1.84	0	0	0	0	0	0	0	0	0	775	387	775	775	0
BAYERISCHE	30/01/2007	1.84	0	0	0	0	0	0	0	0	0	920	460	920	920	460
BAYERISCHE	15/02/2006	1.54	0	0	0	0	0	0	0	0	0	1,016	508	1,016	508	0
ARTESIA	15/11/2004	2.50	0	0	0	0	0	0	0	0	0	6,171	3,085	0	0	0
BAYERISCHE	18/12/2006	1.26	0	0	0	0	0	0	0	0	0	3,187	1,583	3,187	3,187	0
BAYERISCHE	18/10/2006	1.46	0	0	0	0	0	0	0	0	0	1,350	675	1,350	1,350	0
BAYERISCHE	15/05/2007	1.45	0	0	0	0	0	0	0	0	0	1,167	583	1,167	1,167	583
BAYERISCHE	04/12/2005	2.12	0	0	0	0	0	0	0	0	0	8,233	4,117	4,117	0	0
BOSTON LEASING	02/01/2008	3.29	0	0	0	0	0	0	0	0	0	10,421	5,340	10,948	11,311	14,670
BBV-BANCOMER	23/12/2005	2.26	0	0	281,907	0	187,938	469,845	0	0	0	0	0	0	0	0
BAYERISCHE	30/10/2003	7.32	0	0	0	0	0	0	0	0	21,179	0	0	0	0	0
GE CAPITAL	10/01/2007	9.44	0	0	0	0	0	0	0	0	0	343	171	343	343	343
GE CAPITAL	01/02/2008	10.07	0	0	0	0	0	0	0	0	0	6,892	3,346	6,691	6,691	8,364
JP MORGAN	30/12/2006	2.14	0	0	0	0	0	0	0	0	0	0	0	0	2,991,347	0
JP MORGAN	31/12/2002	2.86	0	0	0	0	0	0	0	0	0	0	0	0	0	2,178,949
JP MORGAN	31/12/2004	2.29	0	0	0	0	0	0	0	0	0	1,965,899	0	0	0	0
GE CAPITAL	07/01/2009	5.63	0	0	0	0	0	0	0	0	0	10,441	10,441	20,882	20,882	89,514
CITIBANK VENEZUELA	31/12/2003	3.27	0	0	0	0	0	0	0	0	0	344,553	0	0	0	0
SANTANDER VENEZUELA	31/12/2003	2.46	0	0	0	0	0	0	0	0	0	104,410	0	0	0	0
COMERICA VENEZUELA	31/12/2003	2.62	0	0	0	0	0	0	0	0	0	104,410	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Credito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas
BANCARIOS																
BONOS COLOMBIA		9.66	0	0	0	0	0	0	0	0	0	0	0	243,671	166,770	126,931
RABOBANK	31/12/2004	6.56	0	0	0	0	0	0	0	0	0	2,244	1,122	0	0	0
CERTIFICADOS BURSATILES	31/12/2007	5.65	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	31/12/2008	5.55	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	31/12/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	31/12/2005	5.65	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	31/12/2008	5.50	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	31/12/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO	31/12/2008	7.89	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO	31/12/2004	7.94	1,006,200	0	0	0	0	0	0	0	0	0	0	0	0	0
UDIS	31/12/2008	8.65	0	1,412,588	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/08/2007	3.63	0	0	0	0	0	0	0	0	0	9,775	6,249	11,280	12,410	13,654
CITIBANK	05/09/2006	3.50	0	0	0	0	0	0	0	0	0	3,430	1,603	3,794	7,737	0
BANK OF AMERICA	15/09/2003	2.21	0	0	0	0	0	0	0	0	155,571	0	0	0	0	0
BAYER-LAND	10/03/2003	2.67	0	0	0	0	0	0	0	0	104,410	0	0	0	0	0
BCO- BOSTO	12/03/2003	2.24	0	0	0	0	0	0	0	0	153,483	0	0	0	0	0
INBURSA	10/03/2003	3.65	0	0	78,308	0	0	0	0	0	0	0	0	0	0	0
COMMERCE	17/06/2004	2.14	0	0	0	0	0	0	0	0	0	52,205	0	0	0	0
BAYERISCHE	09/08/2003	2.59	0	0	0	0	0	0	0	0	104,410	0	0	0	0	0
CITIBANK	09/05/2003	2.16	0	0	0	0	0	0	0	0	386,317	0	0	0	0	0
SANTANDER	08/06/2003	2.40	0	0	52,205	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	02/08/2004	2.41	0	0	0	0	0	0	0	0	0	208,920	0	0	0	0
BBV-BANCOMER	18/08/2006	2.56	0	0	83,528	0	83,528	250,584	417,640	0	0	0	0	0	0	0
AGRICOLE	22/08/2003	2.92	0	0	0	0	0	0	0	0	52,205	0	0	0	0	0
BCO- BOSTO	11/12/2003	2.54	0	0	0	0	0	0	0	0	104,410	0	0	0	0	0
BBV	12/11/2003	1.80	0	0	156,615	0	0	0	0	0	0	0	0	0	0	0
COMMERCE	09/12/2003	2.11	0	0	0	0	0	0	0	0	104,408	0	0	0	0	0
INBURSA	13/10/2003	3.70	0	0	130,513	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	09/12/2003	2.26	0	0	52,205	0	0	0	0	0	0	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BANAMEX	11/12/2003	1.85	0	0	522,050	0	0	0	0	0	0	0	0	0	0	0
SERFIN	07/01/2003	2.10	0	0	104,410	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**1,319,377**	**17,110,361**	**1,461,741**	**0**	**271,486**	**720,420**	**417,840**	**0**	**1,191,741**	**2,822,902**	**2,945,350**	**491,338**	**5,381,882**	**5,622,879**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
CERVEZA			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Combustibles			15,182	0	0	0	0	0	0	0	0	0	0	0	0	0
Malta			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Maimilo			63,155	0	0	0	0	0	0	0	0	0	0	0	0	0
Material de Empaque			35,860	0	0	0	0	0	0	0	14,223	0	0	0	0	0
Servicios			23,404	0	0	0	0	0	0	0	0	0	0	0	0	0
Quimicos			2,875	0	0	0	0	0	0	0	0	0	0	0	0	0
Refacciones			5,027	0	0	0	0	0	0	0	3,160	0	0	0	0	0
Proveedores Agencias			107,646	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores Licorerias			12,831	0	0	0	0	0	0	0	0	0	0	0	0	0
Proveedores Transportes			35,431	0	0	0	0	0	0	0	0	0	0	0	0	0
Varios			207,815	0	0	0	0	0	0	0	3,458	0	0	0	0	0
KOF			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Concentrado			508,512	0	0	0	0	0	0	0	308,986	0	0	0	0	0
Azucar			382,025	0	0	0	0	0	0	0	70,337	0	0	0	0	0
Fructuosa			0	0	0	0	0	0	0	0	13,288	0	0	0	0	0
Envase			123,746	0	0	0	0	0	0	0	39,765	0	0	0	0	0
Preforma			389,278	0	0	0	0	0	0	0	93,141	0	0	0	0	0
Empaque			44,870	0	0	0	0	0	0	0	104,816	0	0	0	0	0
Etiquetas			8,626	0	0	0	0	0	0	0	4,437	0	0	0	0	0
Refacciones			43,618	0	0	0	0	0	0	0	54,809	0	0	0	0	0
Varios			578,941	0	0	0	0	0	0	0	290,604	0	0	0	0	0
EMPAQUE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Acero y aluminio			0	0	0	0	0	0	0	0	394,184	0	0	0	0	0
Barniz y tintas			1,616	0	0	0	0	0	0	0	48,353	0	0	0	0	0
Compresores y condensadores			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Empaque			28,855	0	0	0	0	0	0	0	11,889	0	0	0	0	0
Otros			180,306	0	0	0	0	0	0	0	7,123	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas
PROVEEDORES																
Quimicos			43,445	0	0	0	0	0	0	0	36,922	0	0	0	0	0
Refacciones			27,808	0	0	0	0	0	0	0	64,562	0	0	0	0	0
OXXO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
Bonos de Despensa			269,084	0	0	0	0	0	0	0	0	0	0	0	0	0
Tarjetas Telefonicas			286,704	0	0	0	0	0	0	0	0	0	0	0	0	0
Refrescos y Aguas			231,376	0	0	0	0	0	0	0	0	0	0	0	0	0
Cigarros			144,810	0	0	0	0	0	0	0	0	0	0	0	0	0
Leche			67,904	0	0	0	0	0	0	0	0	0	0	0	0	0
Alimentos Frios			99,341	0	0	0	0	0	0	0	0	0	0	0	0	0
Dulces y Nieves			68,848	0	0	0	0	0	0	0	0	0	0	0	0	0
Pan y Galletas			76,708	0	0	0	0	0	0	0	0	0	0	0	0	0
Botanas			65,648	0	0	0	0	0	0	0	0	0	0	0	0	0
Jugos y *Energeticos*			64,131	0	0	0	0	0	0	0	0	0	0	0	0	0
Abarrotes			56,588	0	0	0	0	0	0	0	0	0	0	0	0	0
Vinos y Licores			49,042	0	0	0	0	0	0	0	0	0	0	0	0	0
Limpieza e Higienicos			23,892	0	0	0	0	0	0	0	0	0	0	0	0	0
Otros			23,892	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS			51,274	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**4,448,902**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,581,998**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS			859,527	0	0	0	0	0	0	0	2,918,008	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**859,527**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,918,008**	**0**	**0**	**0**	**0**	**0**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o mas	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			6,627,812	17,110,361	1,461,741	0	271,468	720,429	417,640	0	5,671,747	2,822,902	2,045,350	401,338	5,381,682	5,822,870

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	104,524	1,105,738	0	0	1,105,738
OTROS	9,755	103,184	0	0	103,184
TOTAL	**114,279**	**1,208,922**			**1,208,922**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	90,306	956,284	0	0	956,284
INVERSIONES	12,267	130,996	0	0	130,996
OTROS	121,461	1,288,106	0	0	1,288,106
TOTAL	**224,034**	**2,375,386**			**2,375,386**
SALDO NETO	**(109,755)**	**(1,166,464)**			**(1,166,464)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**775,759**	**8,099,695**	**1,188,510**	**12,409,233**	**20,508,928**
PASIVO	**2,293,165**	**23,942,941**	**711,988**	**7,433,864**	**31,376,805**
CORTO PLAZO	502,412	5,245,687	460,751	4,810,703	10,056,390
LARGO PLAZO	1,790,753	18,697,254	251,237	2,623,161	21,320,415
SALDO NETO	**(1,517,406)**	**(15,843,246)**	**476,522**	**4,975,369**	**(10,867,877)**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

**CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)**

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	24,585,381	21,669,598	(2,915,783)	0.40	(11,787)
FEBRERO	22,997,297	22,121,834	(875,463)	0.28	(2,432)
MARZO	22,762,441	21,650,043	(1,112,398)	0.63	(7,022)
ABRIL	22,476,069	22,323,082	(152,987)	0.17	(261)
MAYO	30,320,857	29,974,861	(345,996)	0.00	1,116
JUNIO	43,502,471	49,956,343	6,453,872	0.08	5,331
ACTUALIZACION:	0	0	0	0.00	53
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	40,150
OTROS	0	0	0	0.00	0
TOTAL					**25,148**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ORIZABA	PRODUCCIÓN DE CERVEZA	7,200,000	77
MONTERREY	PRODUCCIÓN DE CERVEZA	7,800,000	74
TOLUCA	PRODUCCIÓN DE CERVEZA	5,400,000	75
NAVOJOA	PRODUCCIÓN DE CERVEZA	4,200,000	72
TECATE	PRODUCCIÓN DE CERVEZA	4,680,000	64
GUADALAJARA	PRODUCCIÓN DE CERVEZA	3,216,000	64
CEDRO	ELABORACION Y EMBOTELLADO	97,603	55
CUAUTITLÁN	ELABORACION Y EMBOTELLADO	197,120	74
LOS REYES	ELABORACION Y EMBOTELLADO	126,463	52
TOLUCA	ELABORACION Y EMBOTELLADO	211,721	66
IXTACOMITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	85,897	72
JUCHITÁN	ELABORACION, EMBOTELLADO Y DISTRIBUCION	20,428	56
SAN CRISTÓBAL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	37,254	59
OAXACA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	16,765	71
CELAYA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	93,874	33
LEON	ELABORACION, EMBOTELLADO Y DISTRIBUCION	120,144	53
IRAPUATO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	72,094	69
ZAMORA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	60,190	40
APIZACO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	231,055	54
COATEPEC	ELABORACION, EMBOTELLADO Y DISTRIBUCION	122,517	76
MORELIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	153,558	55
LAZARO CARDENAS	ELABORACION, EMBOTELLADO Y DISTRIBUCION	5,148	75
EMBOT. CENTRAL (GUATEMALA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	37,044	53
EMBOT. TICA (NICARAGUA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	42,386	66
SAN JOSE (COSTA RICA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	60,560	49
EMBOT. PANAMA (PANAMA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	25,628	34
BOGOTA NORTE (COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	125,964	45
DUITAMA (COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	9,980	28
CALI (COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	43,112	27
PASTO(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	6,358	23
MEDELLIN(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	44,887	46
CUCUTA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	11,151	37
BUCARAMANGA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	20,355	25

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
BARRANCABERMEJA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	6,258	23
CARTAGENA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	9,100	30
BARRANQUILLA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	25,944	40
MONTEIRA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	9,421	33
VALLEDUPAR(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	5,609	33
VILLAVICENCIA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	12,034	19
NEIVA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	7,543	17
IBAGUE(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	15,680	26
PEREIRA(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	9,945	31
PLANTA MANANTIAL(COLOMBIA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	10,189	25
ANTIMANO(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	11,439	25
BARCELONA(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	25,056	34
BOLEITA(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	6,161	20
CALABOZO(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	4,476	11
MARACAIBO(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	25,496	20
MARACAY(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	4,490	21
SAN CRISTOBAL(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	4,628	25
SAN FELIX(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	3,350	10
VALENCIA(VENEZUELA)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	23,642	29
JUNDIAI(BRASIL)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	731,519	27
MONGI DA CRUZES(BRASIL)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	35,320	26
COSMOPOLIS(BRASIL)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	37,831	76
CAMPO GRANDE(BRASIL)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	32,308	81
ALCORTA (BUENOS AIRES)	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,740	57
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS (HERMETAPAS)	16,000,000	84
FAMOSA-MTY	MANUFACTURA TAPAS METALICAS	4,000,000	77
FAMOSA-ENSENADA	MANUFACTURA LATA BEBIDAS	1,500,000	93
FAMOSA-ENSENADA	MANUFACTURA LATA ALIMENTOS	120,000	66
FAMOSA-TOLUCA	MANUFACTURA LATA BEBIDAS	1,700,000	100
FAMOSA-MAZATLAN	MANUFACTURA LATA ALIMENTOS	530,000	71
FAMOSA-MTY	MANUFACTURA TAPAS DE PLASTICO	1,100,000	100
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	90

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,250,000	78
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	68
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) MTY	10,212	73
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS (TONS) ORIZABA	7,200	87
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	54

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES **CONSOLIDADO**
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HERMETAPAS	6,751	218,384	6,954	296,523		FAMOSA	CCMSA/IEMSA/MILLER LABATT
TAPA ECOLOGICA	1,546	201,882	1,487	269,249		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA BEBIDAS	1,551	624,735	1,615	895,841		FAMOSA	CCMSA/KOF/IEQSA FERNANDEZ
LATA ALIMENTOS		143,475		179,397		FAMOSA	PINSA/MARIND./YAVAR P.P.MATACINTAS/P.P.
ETIQUETAS		68,429		82,651		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
FLEXIBLES (TONS)	5,130	200,924	4,580	198,641		GRAFO	CCMSA/KOF/GAMESA COLGATE PALMOLIVE
BOTELLAS		486,279		621,939		SIVESA	CCMSA/KOF/DOMECQ/.
ENFRIADORES METÁLICOS	49,127	304,775	48,563	349,227		VENDO	CCMSA/KOF
COCA-COLA FEMSA REFRESCOS	347,921	4,618,258	349,280	9,916,385		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				5,147,648			
FEMSA CERVEZA CERVEZA	11,763	3,067,850	10,961	9,685,152		TECATE, TECATE LIGH CARTA BLANCA, SUPEF DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
SERVICIOS				121			
FEMSA EMPAQUE							
TOTAL		9,934,991		27,642,774			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

PAGINA 2

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			960	689,794	66 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			293,979	187,469	CHILE/CARIBE/NICARA LATINOAMERICA	FAMOSA	CIA.CERV.UNIDAS/ EXPORT.LATINOAM./FL
HERMETAPA			3,852,446	175,447	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.(
TAPA ECOLÓGICA			112,491	19,963	USA/ARGENTINA COSTA RICA/COLOMBIA	FAMOSA	CICAN/FLORIDA ICE & GASEOSAS COLOMBIA
FLEXIBLES (TONS)				5,275	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			6,675	7,658	CARIBE	SISA	
REFRESCOS			166,530	2,913,146	BUENOS AIRES, ARGENTINA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				81,034			
TOTAL				4,079,786			

OBSERVACIONES

CLAVE DE COTIZACION FEMSA TRIMESTRE: 2 AÑO: 2003

FOMENTO ECONÓMICO MEXICANO, S.A.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002 | 9,449,039,337

Número de acciones en circulación a la misma fecha de la CUFIN : | 5,297,310,450

(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2002

RESULTADO FISCAL	3,149,908,000
- IMPORTE DEL ISR:	1,102,467,800
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	108,522,645
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	281,661,644
UFIN DEL EJERCICIO :	1,657,255,911

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN AL 30 DE JUNIO DE 2003 | 9,564,654,485

Número de acciones en circulación a la misma fecha de la CUFIN : | 5,297,310,450

(En Unidades)

CLAVE DE COTIZACION **EMPREX** TRIMESTRE: **1** AÑO: **1998**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA	
SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	0

MODIFICACION AL SALDO DE LA CUFIN DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA	
SALDO DE CUFIN AL 31 DE DICIEMBRE DE **0000**	0
Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades)	0

ANEXO 12
CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA
(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

CLAVE DE COTIZACION FEMSA TRIMESTRE: 2 AÑO: 2003

RAZON SOCIAL: **FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2002** 2,985,477,936

Número de acciones en circulación a la misma fecha de la CUFIN : 5,297,310,450
(En Unidades)

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
2	B	2,737,740,090.00	30/05/2003	183,428,586.00
2	D	2,559,570,360.00	30/05/2003	214,364,018.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERC AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA AL **30** DE JUNIO DE 2003 2,624,449,679

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 5,297,310,450
(En Unidades)

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 2002 2,985,477,936
(Antes de UFIN reinvertida del ejercicio anterior)

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : 5,297,310,450
(En Unidades)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **2** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1				2,737,740,090	300,000	2,348,655
D		1				2,559,570,360		
TOTAL			0	0	0	5,297,310,450	300,000	2,348,655

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA **FECHA:** 28/07/200: 07:54

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DO MICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6090
FAX: (0181) 8328-61-11 **AUTOMATICO:** X
E-MAIL: invrel@mail.femsa.com
DIRECCION DE INTERNET www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: FEM9805095B4
DOMICILIO GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. ROSA MA. HINOJOSA MARTINEZ
DOMICILIO: GENERAL ANAYA 601
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY ,NL
TELEFONO: (0181) 8328-6090
FAX: (0181) 8328-6111
E-MAIL: rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO
NOMBRE: SR. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO: AV ALFONSO REYES 2202 NTE
COLONIA: BELLA VISTA
C. POSTAL: 64442

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA FECHA: 28/07/200: 07:54

CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-18
FAX: (0181) 8328-60-29
E-MAIL: ychaval@femsa.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. FEDERICO REYES GARCIA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-62-00
FAX: (0181) 8328-60-80
E-MAIL: freyes@femsa.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE: C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-60-90
FAX: (0181) 8328-61-11
E-MAIL: rmhinmar@femsa.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR JURÍDICO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-6180
FAX: (0181) 8328-6181
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR DE LEGAL
NOMBRE: LIC. CARLOS ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MONTERREY NL
TELEFONO: (0181) 8328-61-80
FAX: (0181) 8328-61-81
E-MAIL: cealdanc@femsa.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: FEMSA   **FECHA:** 28/07/200: 07:54

NOMBRE:	LIC. ALFREDO LIVAS CANTÚ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	ARQ. JUAN FERNANDO FONSECA SERRATOS
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6245
FAX:	(0181) 8328-6080
E-MAIL:	jffonser@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

CONSOLIDADO
Impresión Final

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA

DECLARO BAJO PROTESTA DE DECIR VERDAD, QUE LA INFORMACION FINANCIERA BASICA Y COMPLEMENTARIA PROPORCIONADA A LA BOLSA, POR EL PERIODO COMPRENDIDO ENTRE EL **1** DE **ENERO** Y **30** DE **JUNIO** DE **2003** Y **2002**, FUE OBTENIDA DE LOS REGISTROS CONTABLES AUTORIZADOS Y, EN SU CASO, EXTRALIBROS Y ES RESULTANTE DE LA APLICACION DE LOS PRINCIPIOS Y NORMAS DE CONTABILIDAD ACEPTADAS O PRONUNCIADAS POR EL INSTITUTO MEXICANO DE CONTADORES PUBLICOS Y DISPOSICIONES DE LA COMISION NACIONAL BANCARIA Y DE VALORES.

LOS PRINCIPIOS DE CONTABILIDAD Y NORMAS, ASI COMO LA AGRUPACION DE CUENTAS Y CIFRAS EN EL PERIODO A QUE DICHA INFORMACION HACE REFERENCIA, FUERON APLICADAS POR LA INSTITUCION SOBRE BASES UNIFORMES A LAS DEL MISMO PERIODO DEL EJERCICIO ANTERIOR.

ROSA MARIA HINOJOA MARTINEZ
GERENTE DE ADMON E INF. FINANCIERA

FEDERICO REYES GARCIA
DIRECTOR DE FINANZAS

MONTERREY, NL, A 28 DE JULIO DE 2003

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

R23: EN EL AÑO ANTERIOR INCLUYE VENTAS DE COCA-COLA FEMSA DE BUENOS AIRES POR $76 950 MILES DE DOLARES. EN EL AÑO ACTUAL INCLUYE VENTAS DE TODAS LAS SUBSIDIARIAS EN EL EXTRANJERO POR $284 700 MILES DE DOLARES

C13: EN EL AÑO ACTUAL INCLUYE 1 200 059 MILES DE PESOS DE DEPRECIACION Y ROTURA DE BOTELLA Y 1 000 992 MILES DE PESOS DE AMORTIZACION DE CARGOS DIFERIDOS. EN EL AÑO ANTERIOR INCLUYE 1 151 922 MILES DE PESOS DE DEPRECIACION Y ROTURA DE BOTELLA, 741 040 MILES DE PESOS DE AMORTIZACION DE CARGOS DIFERIDOS Y 32 798 MILES DE PESOS DE AMORTIZACION DE CREDITO MERCANTIL.

C26: INCLUYE EN EL AÑO REAL EL COSTO POR LA ADQUISICION DE PANAMCO NETO DE LA APORTACION DE COCA-COLA COMPANY A COCA-COLA FEMSA

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.



Date: July 29, 2003

By: ______________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning